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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No.  1   )*



                          ONLINE SYSTEM SERVICES, INC.
            -------------------------------------------------------
                               (Name of Issuer)




                           Common Stock, no par value
            -------------------------------------------------------
                         (Title of Class of Securities)




                                   682731104
            -------------------------------------------------------
                                (CUSIP Number)


                               December 31, 1998
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  682731104               SCHEDULE 13G        PAGE   2   OF  10   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Liviakis Financial Communications, Inc. 68-0311399
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          California
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    347,850
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     --
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   347,850
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               --
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          347,850
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.3%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  682731104               SCHEDULE 13G        PAGE   3   OF  10   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          John M. Liviakis
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    10,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     347,850
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   10,000
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               347,850
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          357,850
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.1%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  682731104               SCHEDULE 13G        PAGE   4   OF  10   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Renee A. Liviakis
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    --
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     347,850
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   --
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               347,850
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          347,850
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.9%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  682731104               SCHEDULE 13G        PAGE   5   OF  10   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Robert B. Prag
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    31,150
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     347,850
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   31,150
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               347,850
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          379,000
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.6%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).  NAME OF ISSUER:

         Online System Services, Inc., a Colorado corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         1800 Glenarm Place, 7th Floor
         Denver, Colorado 80202-3859

ITEM 2(a).  NAME(S) OF PERSON(S) FILING:

         Liviakis Financial Communications, Inc. ("LFC")
         John M. Liviakis ("JML")
         Renee A. Liviakis ("RAL")
         Robert B. Prag ("RBP")

         LFC, JML, RAL and RBP are filing this Amended Statement on Schedule 13G jointly pursuant to Rule 13d-1(k)(1). Attached to this Amended Statement as Exhibit B is the Joint Filing Agreement of LFC, JML, RAL and RBP pursuant to Rule 13d-1(k)(1)(iii).

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         2420 "K" Street, Suite 220, Sacramento, California 95816

ITEM 2(c).  CITIZENSHIP:

         LFC is a California corporation. JML, RAL and RBP are citizens of the United States of America.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

         Common Stock, no par value

ITEM 2(e).  CUSIP NUMBER:

         682731104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:


         If this statement is filed pursuant to Rule 13d-1(c),
         check this box   [x]

                                                                    Page 7 of 10
ITEM 4.  OWNERSHIP.

         (a)      Amount beneficially owned:

                  LFC:     347,850 shares
                  JML:     357,850 shares
                  RAL:     347,850 shares
                  RBP:     379,000 shares

                  RBP reports the 347,850 shares owned by LFC as beneficially owned by RBP but disclaims beneficial ownership of such shares, except to the extent such beneficial ownership arises out of his service as an officer and director of LFC. JML and RAL, who are husband and wife and each of whom owns 50% of the outstanding shares of LFC, report the 347,850 shares owned by LFC as beneficially owned by each of them.

         (b) Percent of class:

                  LFC:     7.9%
                  JML:     8.1%
                  RAL:     7.9%
                  RBP:     8.6%

                  In each case, the percent of class is calculated based upon the 4,061,164 shares of Common Stock that the Issuer advised LFC was outstanding on November 13, 1998, adjusted for the 318,850 and 31,150 shares which the Issuer issued to LFC and RBP, respectively, subsequent to November 13, 1998.

         (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or direct the vote:

                           LFC:  347,850 shares
                           JML:   10,000 shares
                           RAL:     -0-  shares
                           RBP:   31,150 shares

                  (ii) Shared power to vote or direct the vote:

                           LFC:      -0-   shares
                           JML:    347,850 shares
                           RAL:    347,850 shares
                           RBP:    347,850 shares*

                           *JML, RAL and RBP, in their capacity as officers and directors of LFC, share the power to vote or direct the vote of the shares owned by LFC.

                  (iii) Sole power to dispose or to direct the disposition of:

                           LFC:    347,850 shares
                           JML:     10,000 shares
                           RAL:       -0-  shares
                           RBP:     31,150 shares

                  (iv) Shared power to dispose or direct the disposition of:

                           LFC:      -0-   shares
                           JML:    347,850 shares
                           RAL:    347,850 shares
                           RBP:    347,850 shares*

                           *JML, RAL and RBP, in their capacity as officers and directors of LFC, share the power to dispose or direct the disposition of the shares owned by LFC.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable

ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Dated: January 8, 1999                   LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                         By:/S/JOHN M. LIVIAKIS
                                            ---------------------------
                                            John M. Liviakis, President


                                            /S/JOHN M. LIVIAKIS
                                         ------------------------------
                                               John M. Liviakis


                                            /S/RENEE A. LIVIAKIS
                                         ------------------------------
                                               Renee A. Liviakis


                                            /S/ROBERT B. PRAG
                                         -------------------------------
                                               Robert B. Prag

                                   EXHIBIT "B"

                             JOINT FILING AGREEMENT

         Liviakis Financial Communications, Inc., John M. Liviakis, Renee A. Liviakis and Robert B. Prag (collectively the "Parties" and individually a "Party") hereby agree that they shall file a single statement on Schedule 13G (as amended from time to time, the "Statement") with respect to their beneficial ownership of shares of Common Stock (the "Securities") of Online System Services, Inc., on behalf of and in satisfaction of the obligations of all Parties and that they shall amend the Statement from time to time as required by rules issued under the Securities Exchange Act of 1934, as amended.

         Each Party represents and warrants that such Party is eligible to use
Schedule 13G with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendments thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning any other Party, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, or amendments thereto, by a Party shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and such Party neither knows nor has any reason to believe that information concerning any other Party contained therein is either incomplete or inaccurate.

         This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but together shall constitute one and the same instrument.

         In Witness Whereof, the Parties have executed this Joint Filing Agreement this eighth day of January, 1999.

                             LIVIAKIS FINANCIAL COMMUNICATIONS, INC.
                             By:/S/JOHN M. LIVIAKIS
                                ------------------------------
                                   John M. Liviakis, President

                                /S/JOHN M. LIVIAKIS
                             ---------------------------------
                                   John M. Liviakis

                                /S/RENEE A. LIVIAKIS
                             ---------------------------------
                                   Renee A. Liviakis

                                /S/ROBERT B. PRAG
                             ---------------------------------
                                   Robert B. Prag